November 16, 2012

To the Trustees of

DoubleLine Funds Trust

333 South Grand Avenue, Suite 1800

Los Angeles, CA 90071

Re: Expense Limitation Agreement

Gentlemen:

With reference to the Investment Advisory and Management Agreement entered into by DoubleLine Capital LP (the “Adviser”) and DoubleLine Funds Trust (the “Trust”) dated March 25, 2010, as amended from time to time, we hereby notify you as follows:

1. The Adviser hereby agrees to waive its investment advisory fee and to reimburse other ordinary operating expenses of DoubleLine Emerging Markets Fixed Income Fund, DoubleLine Multi-Asset Growth Fund, DoubleLine Low Duration Bond Fund, and DoubleLine Floating Rate Fund (each, a “Fund” and, together, the “Funds”) to the extent necessary to limit the ordinary operating expenses of the following share classes to an amount not to exceed the following annual rates (based on such class’s average daily net assets):

	Class A	Class C	Class I	Class N
DoubleLine Emerging Markets Fixed Income Fund	—	—	0.95%	1.20%
DoubleLine Multi-Asset Growth Fund	1.45%	2.20%	1.20%	1.45%
DoubleLine Low Duration Bond Fund	—	—	0.47%	0.72%
DoubleLine Floating Rate Fund	—	—	0.75%	1.00%

With respect to DoubleLine Emerging Markets Fixed Income Fund, DoubleLine Multi-Asset Growth Fund, and DoubleLine Low Duration Bond Fund, this agreement shall be in effect for the one-year period commencing July 25, 2012. With respect to DoubleLine Floating Rate Fund, this agreement shall be in effect for the one-year period commencing on the effective date of the first amendment to the Funds’ registration statement that includes DoubleLine Floating Rate Fund’s prospectus and statement of additional information.

For the purposes of this agreement, “ordinary operating expenses” excludes taxes, commissions, mark-ups, litigation expenses, indemnification expenses, interest expenses, acquired fund fees and expenses, and any extraordinary expenses.

2. To the extent that the Adviser waives its investment advisory fee and/or reimburses ordinary operating expenses of a share class of a Fund to satisfy the limitations set forth in this agreement, the Adviser may seek reimbursement from that share class of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or reimbursed, subject to these expense limitations.

3. Prior to the expiration of the one-year periods referred to in paragraph one, the expense limitation arrangement set forth above for the Funds may only be modified or terminated with the approval of a majority vote of the trustees of the Trust who are not “interested persons” of the Trust, as defined under the Investment Company Act of 1940, as amended (the “1940 Act”).

4. We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statement on Form N-1A for the above referenced Funds, and any amendments thereto, with the Securities and Exchange Commission, in accruing the Funds’ expenses for purposes of calculating their net asset value per share and for other purposes permitted under the 1940 Act, and expressly permit you to do so.

Very truly yours,

DOUBLELINE CAPITAL LP,

By: DoubleLine Capital GP LLC, its general partner

By:
Name:
Title:

ACCEPTED AND AGREED TO ON BEHALF OF:

DoubleLine Emerging Markets Fixed Income Fund

DoubleLine Multi-Asset Growth Fund

DoubleLine Low Duration Bond Fund

DoubleLine Floating Rate Fund

DOUBLELINE FUNDS TRUST

By:
Name:
Title: